January 13, 1999


Dear Shareholder:

FC Banc Corp is pleased to report that its 1998 net income increased 11 percent from $902,000 in 1997 to $1,001,000 in 1998. Fully diluted earnings per share also increased 11 percent from $1.40 in 1997 to $1.55 in 1998.
These numbers are adjusted to reflect a 2:1 stock split on August 14, 1998. Return on equity (ROE) increased from 8.22 in 1997 to 8.73 in 1998. Return on assets (ROA) declined slightly from 1.16 in 1997 to 1.14 in 1998 as a result of the growth the company experienced.

Our priorities have been and continue to be quality, profitability and growth. Over the past two years the company has made progress in all three areas. The quality of our assets has improved, as on December 31, 1996, nonperforming loans were $1,119,000 while on December 31, 1998 there were -0-. Our loans 30 days and more past due were 3.8 percent on December 31, 1996 and had improved to .03 percent by December 31, 1998 In November, 1998 the bank introduced First Class Banking TM with its three guarantees: quality products, exceptional service and fair pricing.

During 1998 your company experienced significant growth, with assets increasing 19% to $93,685,000, loans up 14% to $45,649,000 and deposits growing 23% to $81,311,000. As part of this growth our Cardington Bank opened on January 26, 1998 and has had outstanding results. Our staff and Cardington directors are to be congratulated for their leadership and hard work.

We are now less than a year to the millennium and your company has invested considerable time and money to insure it will be a nonevent. We are on schedule and are confident our systems will operate as they should. From time to time there are rumors about Year 2000 and we encourage you to contact us with your questions.

For the past 15 consecutive quarters, Farmers Citizens Bank has enjoyed a 5 Star rating from Bauer Financial Reports, Inc. This is the highest rating Bauer gives and demonstrates the financial strength of the bank. We continue to be proud of this recognition.

At the beginning of 1998 FC Banc Corp shares were selling at $22.00 per share (adjusted for the August 14, 1998 two for one split). At December 31, 1998, the most recent trade had been at $27.00 per share. This increase plus the dividend represent a 25.4% return on your investment in 1998. The overall market capitalization increased by approximately $3,200,000 in 1998.

The automatic dividend deposit program has been well received with 36% of our shareholders participating. We would like to pay dividends quarterly and implement a dividend reinvestment program but will need greater participation. Let us thank you who are participating and encourage others to participate.

Our annual meeting will be on March 24, 1999 at the Youth Building, Crawford County Fairgrounds at 1:30 p.m. preceded by a luncheon at 12:00 noon. We will announce the first recipients of the Farmers' Citizens Scholarships. We have planned a meeting you will enjoy and we encourage your attendance.

Finally, on behalf of the directors, we want to thank our shareholders, customers, and employees for their support in 1998.

                                                   Sincerely,


/s/ Robert D. Hord                                 /s/ G.W. Holden
-------------------------                          ---------------------------
Robert D. Hord                                     G.W. "Bill" Holden
Chairman                                           President & CEO Banc Corp

FC Banc Corp
Five-Year Consolidated Financial Summary

/S/
In thousands, except per common share         1998       1997          1996       1995            1994
  amounts and ratios
Years Ended December 31,
Statements of Income
Interest Income                              $6,380      $5,573      5,619     $5,564         $5,448
Interest Expense                              2,541       2,164      2,277      2,442          2,281
                                              -----      ------       -----      -----           -----
Net interest income                          3,839       3,409       3,342      3,122          3,167
Provision for loan losses                       (75)         27          0        204          1,015
 Net interest income after provision          ------      -----      -----      ------         ------
   for loan losses                            3,914       3,382      3,342      2,918          2,152
Non-interest income (A)                         633         556        543        487            582
Non-interest expenses                         3,215       2,732      3,064      2,906          2,515
                                              -----       -----       -----      -----          -----
Income before income taxes                    1,332       1,206        821        499            219
Income tax expense                              331         304        140        (34)          (116)
                                              ------       ------      -----      -----          -----
Net income                                   $1,001      $  902      $ 681      $ 533          $ 335
                                             ======       ======       =====     =====          =====

Per Common Share
Net Income
     Basic                                    $1.56        $1.40        $1.04        $0.80        $0.50
     Diluted                                   1.55         1.40         1.04         0.80          .50
Dividends declared                             0.60         0.60         0.60         0.58         0.57
Stockholders' equity                          18.19        17.42        16.41        16.16        14.75
Stock price range                             27.00-22.00  22.00-22.00  22.00-20.25  21.00-20.00  20.50-16.00

Selected Consolidated Balance Sheet Data at December 31,
/S/
Assets                                       $93,685      $78,628      $81,445       $83,698   $83,264
Investment securities                         37,319       32,460       32,194        33,869    37,409
Loans (B)                                     45,649       40,029       41,043        37,179    34,918
Deposits                                      81,311       66,092       70,074        70,891    71,781
Borrowed funds                                  -             641          119         1,525     1,250
Shareholders' equity                          11,547       11,195       10,667        10,760     9,818

Ratios (C)
Per $100 of average assets
  Net Interest Income (tax-equivalent basis)   $4.51        $4.50        $4.27          $4.01    $4.04
  Provision for loan losses                    (0.09)        0.03           -            0.25     1.23
                                                ----         ----         ----           ----     ----
Net interest income after provision
  for loan losses                               4.60         4.46         4.27           3.76     2.80
     Non-interest income                        0.72         0.72         0.67           0.60     0.71
     Non-interest expense                       3.66         3.52         3.76           3.56     3.06
                                                ----         ----         ----           ----     ----
     Income before income taxes                 1.66         1.66         1.17           0.80     0.45
     Income tax expense                         0.52         0.50         0.34           0.15     0.04
                                                ----          ----         ----          ----     ----
Net income                                     $1.14        $1.16        $0.84          $0.65    $0.41

Leverage (D)                                    7.66x        7.07         7.67           7.79     7.74
Return on average shareholders' equity          8.73%        8.22         6.42           5.08     3.15
Average shareholders' equity to average assets 13.05%       14.14        13.03          12.84     12.93
Dividend payout ratio                          38.26%       42.68%       57.27%         72.98%   114.33%
Tier 1 capital ratio at December 31            22.19%       24.14        21.87          22.61     24.10
Tier 1 and Tier 2 capital ratio at December 31 23.47%       25.41        23.13          23.88     25.38
Leverage ratio                                 12.61%       14.14        13.11          13.04     12.89


(A) Includes gains (losses) from securities transactions of $11 in 1998, $3 in 1997, ($13) in 1996, $3 in 1995, and $38 in 1994.
(B) Net of unearned income.
(C) Based on average balances and net income for the periods.
(D) The ratio of average assets to average shareholders equity.

                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                     FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

     FC Banc Corp. (the "Holding Company" or "Corporation") is a bank holding company engaged in the business of commercial and retail banking through its subsidiary The Farmers Citizens Bank (the "Bank" or "Farmers Citizens"), which accounts for substantially all of its revenues, operating income, and assets.

     The following discussion is intended to focus on and highlight certain financial information regarding FC Banc Corp. and should be read in conjunction with the financial statements and related notes which have been prepared by the management of FC Banc Corp. in conformity with generally accepted accounting principles. The Audit Committee of the Board of Directors engaged Robb, Dixon, Francis, Davis, Oneson and Company, independent auditors, to audit the financial statements. The auditors' report is included as a part of the 1998 Annual Report. To assist in understanding and evaluating major changes in the Holding Company's financial position and results of operations, two, three and five year comparisons are provided in tabular form for ease of comparison.

Forward-Looking Statements

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of the Bank, and the Holding Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in economic conditions in the Corporation's (or Bank's) market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in Farmers Citizens' market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

  1. Management's determination of the amount of the allowance for loan losses as set forth under the captions "Financial Condition,"
     "Comparison of Results of Operations for the Years Ended December 31, 1998 and 1997;"

  2. Management's discussion of the liquidity of Farmers Citizens' assets and regulatory capital of Farmers Citizens as set forth under "Effects of Inflation/Changing Prices" and "Liquidity and Interest Rate Sensitivity Management;" and

  3. Management's analysis of the interest rate risk of Farmers Citizens as set forth under "Effects of Inflation/Changing Prices" and "Liquidity and Interest Rate Sensitivity Management."

      The Corporation does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Financial Condition

     The Corporation's consolidated total assets amounted to $93.7 million at December 31, 1998, an increase of $15.1 million or 19.21%, over the $78.6 million in total assets at December 31, 1997. Such increase in assets was funded primarily by the $15.2 million net increase in deposits and $618,000 in undistributed net earnings being offset by $641,000 decrease in borrowed funds.

      Loan Portfolio Loans, as a component of earning assets, represent a significant portion of earning assets. At December 31, 1998, the Bank's real estate loans secured by 1-to-4 family residential properties were $16,402,000. Loans secured by farmland and loans to finance agricultural production and other loans to farmers were $11,580,000. As noted in Note D, of the Notes to Consolidated Financial Statements, the Bank also was a creditor for $2,195,000 of loans from related parties.

Loan Information
/S/
In thousands, except ratios                     1998        1997         1996        1995        1994

Loans at December 31,
Commercial                                      $ 4,336     $  6,025     $  6,893     $  7,118    $  7,569
Agricultural                                      4,253        4,596        5,856        6,331       7,333
Real estate
  Secured by 1-4 family residential properties   16,402        9,211        8,861        5,790       5,533
     Secured by other properties                 15,335       14,595       13,749       11,217       7,518
Consumer                                          5,075        5,310        5,356        6,344       6,627
Tax-exempt                                          237          281          315          378         334
All other                                            11           11           13            1           4
                                                -------      -------      -------      -------     -------
     Total                                      $45,649      $40,029      $41,043      $37,179     $34,918
                                                =======      =======      =======      =======     =======

Allowance for Loan Losses
Balance at beginning of year                     $1,480       $1,263       $1,297       $1,601         618
Provision for loan losses                           (75)          27            0          204       1,015
Charge-offs
     Commercial and agricultural                      1          405           98          538         125
     Consumer                                        36            1           11           23           9
     Credit card                                     22           12            7           13           4
     Real estate                                      0            0            0            0           0
                                                 ------       ------        -----       ------        -----
          Total Charge-offs                          59          418          116          574         138
                                                 ------       ------        -----        ------       ------
Recoveries
     Commercial and agricultural                    361          598           73           54          98
     Consumer                                         9            6            6            3           7
     Credit card                                      9            4            3            2           1
     Real estate                                      0            0            0            7           0
                                                 ------       ------       ------       ------       -----
          Total recoveries                          379          608           82           66         106
                                                 ------       ------       ------       ------      ------
Net charge-offs                                    (320)        (190)          34          508          32
                                                 ------       ------       ------        ------     ------
Balance at end of year                           $1,725       $1,480       $1,263       $1,297      $1,601
                                                 ======        =====       ======        ======     ======
Allocation of Allowance for Loan Losses
Commercial                                       $1,358       $1,148       $  749       $  640      $  950
Consumer                                             75           28           31           21         238
Real estate                                          71          106          224          315         402
Unallocated                                         221          198          259          321          11
                                                 ------       ------       -------      -------     ------
     Total                                       $1,725       $1,480       $1,263       $1,297      $1,601
                                                 ======       ======       ======       ======      ======
Credit Quality Ratios
Net charge-offs as a percentage of average loans  (0.73)%      (0.48)%       0.09%        1.41%       0.09%
   Allowance for loan losses to
        Total loans at year end                    3.78%        3.70%        3.08%        3.49%       4.59%
        Net charge-offs                           (5.39)       (7.79)       37.15         2.55       50.03
Provision for loan losses to average loans        (0.17)%       0.07%        0.00%        0.56%       2.93%
Earnings coverage of net charge-offs              (3.93)       (6.49)       24.15         1.38       38.56

     Average loans increased 10.40% in 1998 to represent 53.78% of average earning assets compared to 56.14% in 1997 and 50.05% in 1996. Year-end total real estate loans of $31,737,000 represent approximately 69.52% of the total loans outstanding compared to 59.47% for the previous year-end. As the total dollars outstanding of loans fluctuated, decreasing during 1993 and 1994 and then increasing through 1998, real estate loans had remained relatively constant at 33% prior to 1994, when they increased to 42.67%, 43.05%, and
55.09% at year-end 1994, 1995 and 1996, respectively.   Installment loans to
individuals have continued to decline steadily since 1990 from 18.77% of loans outstanding to 11.12% at December 31, 1998. The dollar amounts of commercial loans have also decreased from 21.68% of loans outstanding at year-end 1994 to
9.503% at December 31, 1998.   The Loan Information table provides a five year
loan history.

     In addition to the loans reported in the Loan Information table, there are certain off-balance sheet products such as letters of credit and loan commitments which are offered under the same credit standards as the loan portfolio. Since the possibility of a liability exists, generally accepted accounting principles require that these financial instruments be disclosed but treated as contingent liabilities and thus, not reflected in the accompanying financial statements. Management closely monitors the financial condition of potential creditors throughout the term of the instruments to assure that they maintain credit standards. Refer to Note J and K for additional information on off-balance sheet financial instruments.

     Non-Performing Assets While the Bank had experienced increases in non-performing assets in prior years, at December 31, 1998, there were no loans accounted for as non-accrual and accruing loans which are contractually
past due 90 days or more.   Management believes that the Allowance for Loan
Losses is adequate to cover any potential losses in the loan portfolio at December 31, 1998. Refer to the section entitled "Provision for Loan
Losses" for additional detail.

     The Non-performing Assets table provides a five year summary of non-performing assets which are defined as: loans accounted for on a non-accrual basis, accruing loans that are contractually past due 90 days or more as to principal or interest payments, renegotiated troubled debt, and other real estate obtained through loan foreclosure.

     A loan is placed on non-accrual when payment terms have been seriously violated (principal and/or interest payments are 90 days or more past due, deterioration of the borrower's ability to repay, or significant decrease in value of the underlying loan collateral) and stays on non-accrual until the loan is brought current as to principal and interest. The classification of a loan or other asset as non- accruing does not indicate that loan principal and interest will not be collectible. The Bank adheres to the policy of the Federal Reserve that banks may not accrue interest on any loan when the principal or interest is due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection.

    A loan is considered restructured or renegotiated when either the rate is reduced below current market rate for that type of risk, principal or interest is forgiven, or the term is extended beyond that which the Bank would accept for loans with comparable risk. Property obtained from foreclosing on loans secured by real estate are adjusted to market value prior to being capitalized in an "Other Real Estate" account for possible resale. Regulatory provisions on other real estate are such that after five years, or ten years under special circumstances, property must be charged-off. This period gives the Bank adequate time to make provisions for disposing of any real estate property.


Non-performing Assets and 90-Day Past Due Loans
/S/
In thousands                    1998       1997        1996        1995        1994        1993

At December 31,
Non-accrual loans                   -    $   23      $   692      $   327   $  285        $ 697
Restructured loans                  -         -            -            -          -           -
                                           -----         -----       -----     -----       -----
Total non-accrual
 and restructured loans             -        23          692          327      285          697
Other real estate owned             -         -            -            -        -            -
                                            -----        -----        -----    ------       -----
 Total non-performing assets        -        23          692          327      285          697
Loans past due 90-days or more      -         -          427           13       97          158
                                   ----     -----        -----        -----    ------      ------
 Total non-performing assets
and 90-day past due loans           -        23        1,119          340      382          855
                                   ====    =====        ======        =====    =======     ======

Impaired loans                    $ -      $ 360       $1,340        $1,151     N/A         N/A
                                   ====    =====       ======        ======


*Excludes non-accrual and restructured loans

     Loans accounted for as non-performing (non-accrual, restructured, past due 90-days or more, and impaired) loans decreased $830,000 as of year-end 1998. There were no non-performing assets at December 31, 1998. This represents a decrease of $23,000 in non-accrual loans and $360,000 in impaired loans from December 31, 1997. Refer to the "Non-performing Assets and 90-Day Past Due Loans" table for a six year summary.

     This decrease is attributable to both the amount of loans charged-off in 1998, 1997 and 1996, or $59,000, $418,000 and $116,000, respectively, coupled with the amount of recoveries on charged-off loans which amounted to $379,000, $608,000 and $82,000 in 1998, 1997 and 1996, respectively. Please refer to the following section entitled "Provision for Loan Losses" for additional explanation.

     Allowance for Loan Losses The allowance for loan losses was established and is maintained by periodic charges to the provision for loan loss, an operating expense, in order to provide for losses inherent in the Bank's loan portfolio. Loan losses and recoveries are charged or credited respectively to the allowance for loan losses as they occur.

     The allowance/provision for loan losses is determined by management by considering such factors as the size and character of the loan portfolio, loan loss experience, problem loans, and economic conditions in the Bank's market area. The risk associated with the lending operation can be minimized by evaluating each loan independently based on criteria which includes, but is not limited to, (a) the purpose of the loan, (b) the credit history of the borrower, (c) the borrower's financial standing and trends, (d) the market value of the collateral involved, and (e) the down payment received.

     Management utilizes an internal loan review procedure to provide for analysis of operating data, tax returns and financial statement performance ratios for all significant commercial loans, regulatory classified loans, past due loans and internally identified "watch" loans. The Bank's examiners and independent auditors will periodically perform independent credit reviews of the Bank's borrowers and evaluate the adequacy of the allowance for loan losses account based upon the results of their review and other factors.

     The results of the quarterly credit reviews in conjunction with independent collateral evaluations are used by management and the board of directors in determining the adequacy of the allowance for loan loss account on a quarterly basis.

     Approximately 90% of the Bank's total loans are secured by deeds of trust on real property, security agreements on personal property, or through the full faith and credit of government agencies.

     Investments The investment portfolio represents the second largest use of financial resources. The Bank's investment portfolio includes United States securities, state and municipal obligations, other equity securities, and equity securities of the Federal Reserve Bank.

     Investment securities classified as "held-to-maturity" are those investment debt securities which the Bank has the ability and intent to hold to maturity. These securities are stated at cost adjusted for amortization of premium and accretion of discount, computed by the interest method.
Investment securities classified as "available-for-sale" are those investment debt and equity securities which the Bank has the ability to sell (for liquidity or other purposes) prior to their maturity, and are carried at the lower of cost or market value.

     Securities categorized as "available-for-sale" can and will be sold prior to maturity to meet liquidity or other funding needs. It is management's intent to hold those securities categorized as "held-to- maturity" until their maturity unless they are subject to an earlier redemption via a "call feature". At December 31, 1998 the Bank's entire investment portfolio was classified as available-for-sale.

     Average investments increased by $5,984,000 during 1998 from an average of $29,728,000 during 1997 to $35,712,000 during 1998, or an increase of
20.13%. During the same period, the average balance of the federal funds sold increased by 50.62% from $1,375,000 in 1997 to $2,071,000 in 1998. Federal funds sold are consistently maintained at levels that will cover the short-term liquidity needs of the Bank. Because of changes in interest rates, the related increase in local loan demand, the purchase of loans on the open market, and the significant increases of deposit liabilities, a portion of the excess available funds were invested in federal funds. Average cash and due from bank balances also increased by $14,000 during 1998.

     The Bank utilizes a number of outside sources to analyze, evaluate, and obtain advice relative to the management of its investment portfolio. The Bank does not invest in any one type of security over another. Funds allocated to the investment portfolio are constantly monitored by management to ensure that a proper ratio of liquidity and earnings is maintained.

     The Bank's investment portfolio includes approximately $2.0 million of agency structured notes (step-ups, dual-indexed bonds, and a p.s.a. indexed bond) which represents cash flows dependent on one or more indices in ways that create risk characteristics similar to forwards or options. The risks inherent in these types of securities include secondary liquidity risk (that is, inability to resell the securities if needed for liquidity), price volatility due to the uncertainty and unpredictability of the cash flow from the investment, and interest rate risk. Specific goals and objectives for investments of this type, have been included in the investment policy of the Bank.

     Deposits The Consolidated Average Balance Sheets and Related Yields and Rates table highlights average deposits and interest rates during the last three years. Average deposits in 1998 have increased by approximately $9,962,000, or 15.23% from 1997 averages which had decreased $4,322,000, or 6.20% compared to 1996. The average cost of deposits for the bank was approximately 3.89% for the year ended December 31, 1998 compared to 3.87% and 3.75% for 1997 and 1996, respectively.

    Shareholders' Equity Maintaining a strong capital position in order to absorb inherent risk is one of management's top priorities. Selected capital ratios for the last five years, presented in the Five-Year Consolidated Financial Summary, reveals that the Bank has been able to maintain an average equity to average asset ratio of greater than 12% for the past five years.
It should be noted that this ratio has decreased by 109 basis points (100 basis points equals one percent) in 1998 to 13.05% and increased by 111 basis points in 1997. It should also be noted that the return on average assets decreased in 1998 two basis points to 1.14% from 1.16% after increasing in 1997 by 32 basis points from 0.84% in 1996. This is due primarily to the increase in earning assets coupled with a seven basis point decline in the net interest margin in 1998. The increase in 1997 was primarily attributable to the 31 basis point increase in net interest margin coupled with the reductions experienced in operating expenses.

     The yield (interest expense) on interest earning liabilities increased more than the yield (interest income) on interest earning assets, resulting in a decrease in the bank's interest margin in 1998. The rate paid on interest costing liabilities was 3.90% in 1998 compared to 3.87% in 1997, while the yield on interest earning assets declined one basis point to 7.96% in 1998.
As a result, the net interest margin declined from 4.92% in 1997 to 4.85% in 1998, after showing improvements in both 1997 and 1996. As indicated earlier, management believes that the overall quality of the loan portfolio has continued to improve in 1998 as it did in both 1997 and 1996.

     Banking regulations in 1989 established minimum capital ratios for banks. The primary purpose of these requirements is to assess the riskiness of a financial institution's balance sheet and off balance sheet financial instruments in relation to adjusted capital. A minimum total qualifying capital ratio of at least 8% with at least 4% of capital composed of Tier I
(core) capital had to be maintained. Tier I capital includes common equity, non-cumulative perpetual preferred stock, and minority interest less goodwill and other disallowed intangibles. Tier II (supplementary) capital includes subordinate debt, intermediate term preferred stock, the allowance for loan losses and preferred stock not qualifying for Tier I capital. Tier II capital is limited to 100% of Tier I capital. At December 31, 1998 the Bank's risk-based capital ratio for Tier I and Tier II capital is 22.19% and 23.47%, respectively, thus meeting the required 4% and 8% for Tier I and Tier II capital. The Five-Year Consolidated Financial Summary table and Note Q to Consolidated Financial Statements summarizes the Bank's risk-based capital, leverage components and ratios.

Comparison of Results of Operations for the Years Ended December 31, 1998 and
1997

      General   Net income for the  year ended December 31, 1998, amounted to
$1,001,000, an increase of $99,000, or 10.98%, over the $902,000 in net income in 1997. The increase in net income resulted primarily from a $430,000 increase in net interest income, a decrease of $102,000 in provision for loan losses and an increase of $77,000 in noninterest income, which was offset by increases in noninterest expense of $483,000 and federal income tax expense of $27,000.

Consolidated Average Balance Sheets and Related Yields and Rates*

                                         1998                            1997                           1996
                             -----------------------------   ----------------------------   ----------------------------
                                        Interest                       Interest   Average             Interest   Average
                                     Average  Income/    Yields/   Average   Income/    Yields/   Average   Income/    Yields
In thousands, except ratios          Balance  Expense    Average   Balance   Expense    Rates     Balance   Expense    Rates
----------------------------         -------  -------    -------   -------   -------    -----     -------   -------    -----
/S/
Cash and due from banks              $ 3,284                       $3,270                        $ 2,808
Federal Funds sold                     2,071     107       5.17%    1,375        75     5.45%      1,987       108     5.44%
Investment securities
 Taxable debt securities              27,420   1,684       6.14%   23,308     1,431     6.14%     26,398     1,609     6.10%
 Tax-exempt debt securities            7,976     473       5.93%    6,324       387     6.12%      9,179       533     5.81%
 Equity securities                       316      17       5.38%       96         6     6.25%         75         4     5.33%
                                      ------   -----                ------     -----              ------     -----
  Total Investment securities         35,712   2,174       6.09%   29,728     1,824     6.14%     35,652     2,146     6.02%
Loans
 Real Estate                          16,536   1,504       9.10%   15,198     1,314     8.65%     15,404     1,362     8.84%
 Consumer                              5,003     518      10.35%    4,942       487     9.85%      5,282       515     9.75%
 Commercial
   (includes real estate)             22,417   2,201       9.82%   19,675      1,955    9.94%     17,029     1,623     9.53%
                                      ------   -----               ------      -----              ------     ------
  Total loans                         43,956   4,223       9.61%   39,815      3,756    9.43%     37,715     3,500     9.28%

  Total earning assets                81,739   6,504       7.96%   70,918      5,655    7.97%     75,354     5,754     7.64%
Allowance for loan losses             (1,578)                      (1,247)                        (1,304)
Other assets                           4,443                        4,285                          4,553
                                     -------                      -------                         ------
  Total assets                       $87,888                      $77,226                        $81,411
                                     =======                      =======                        =======

Liabilities and Shareholders'
Equity
Noninterest-bearing deposits          10,265                        9,679                          9,565
Interest-bearing deposits
  NOW accounts                        12,626     278      2.20%     9,681        241     2.49%    10,826       273     2.52%
  Money market accounts                3,350     125      3.73%     1,480         41     2.77%     2,193        55     2.51%
  Savings accounts                    18,608     501      2.69%    18,745        544     2.90%    20,543       571     2.78%
  Time deposits                       30,534   1,631      5.34%    25,836      1,331     5.15%    26,616     1,357     5.10%
                                      ------   -----               ------      -----              ------     -----
   Total interest-bearing deposits     65,118   2,535      3.89%    55,742     2,157     3.87%    60,178     2,256     3.75%
Borrowed funds                             97       6      6.19%       104         7     6.73%       405        21     5.19%
                                       ------   -----               ------      -----             ------     -----
   Total interest-bearing liabilities  65,215   2,541      3.90%    55,846      2,164     3.87%   60,583     2,277     3.76%
Other liabilities                         941                          740                           654
Shareholders' equity                   11,467                      10,961                         10,609
                                       ------                      ------                         ------
 Total liabilities and
   shareholders' equity               $87,888                      $77,226                       $81,411
                                       ======                       ======                        ======
Net interest income
   (tax-equivalent basis)                       $3,963                         $3,491             $3,477
                                                 =====                          =====              =====

Yield spread                                                4.06%                          4.10%                         3.88%
Net interest income to earnings assets                      4.85%                          4.92%                         4.61%
Interest-bearing liabilities to earning assets              9.78%                          78.75%                       80.40%

*Interest income/expense and yield/rates are calculated on a tax-equivalent basis utilizing a federal incremental tax rate of 35% in 1998, 1997 and 1996. Non-accrual loans and the related negative income effect have been included in the calculation of average rates.

      Net interest income Net interest income totaled $3.96 million (on a tax-equivalent basis) for the year ended December 31, 1998, an increase of $472,000 or 13.52%, over the $3.49 million recorded in 1997, due primarily to an increase in the average balance of the loans outstanding of $4.14 million, or 10.40%, coupled with an increase of 18 basis point (100 basis points equals one percent) increase in yield from 9.43% in 1997 to 9.61% in 1998.
Interest income on investment securities increased by $350,000 (on a tax-equivalent basis), or 19.38%, due primarily to a $5.98 million, or 20.13%, increase in the average balance of investment securities coupled with a decrease of 5 basis point in the weighted-average yield year-to-year, from 6.14% in 1997 to 6.09% in 1998. Interest income on federal funds sold increased by $32,000 for the year ended December 31, 1998.The average balance invested in federal funds sold increased by $696,000, or 50.62%, compared to 1997. The yield on federal funds sold decreased by 28 basis points to 5.17%.

     Interest expense on deposits increased by $378,000, or 17.52%, during 1998, due primarily to an increase in the average balance of deposits outstanding of $9.38 million, or 16.79%, coupled with an increase in the weighted-average rate from 3.87% to 3.90% in 1998. Interest expense on short-term borrowings decreased by $1,000, or 14.29%, primarily due to the decrease in average balance outstanding from $104,000 to $97,000, coupled with a decrease in the weighted-average rate from 6.73% in 1997 to 6.19% in 1998.

     As a result of the forgoing changes in interest income and interest expense, net interest income increased by $472,000 (on a tax-equivalent basis), or 13.52%, during 1998, as compared to 1997. The interest rate spread decreased by 4 basis points to 4.06% for 1998 as compared to 4.10% for 1997, while the net interest margin decreased by 7 basis points to 4.85% for year 1998.

Consolidated Income Summary

In thousands                                    1998       Change     1997      Change      1996     1995       1994
/S/
Interest income (tax-equivalent) basis)          $6,504     15.01%     $5,655    (1.72)%     $5,754    $5,723    $5,598
Interest expense                                  2,541     17.42%      2,164    (4.96)%      2,277     2,442     2,281
                                                  -----                 -----                 -----     -----     -----
  Net interest income                             3,963     13.52%      3,491     0.40%       3,477     3,281     3,317
Provision for loan losses                           (75)  (377.78)%        27                    -        204     1,015
                                                  ------                -----                 -----     -----     -----
  Net interest income after provision
    for loan losses                               4,038     16.57%      3,464    (0.37)%     3,477      3,077     2,302
Non-interest income                                 633     13.85%        556     2.39%        543        487       525
Non-interest expense                              3,215     17.68%      2,732   (10.84)%     3,064      2,906     2,458
                                                  -----                 -----                -----      -----     -----
     Income before income taxes                   1,456     13.04%      1,288    34.73%       956        658       369
Income tax expense                                  331      8.88%        304   117.14%       140        (34)     (116)
Tax-equivalent adjustment                           124     51.22%         82   (39.26)%      135        159       150
                                                  -----                 -----                 ----       -----     ----
Net income                                       $1,001     10.98%      $ 902    32.45%     $ 681     $  533     $ 335
                                                  =====                   ===                 ===        ===       ===

     Provision for Loan Losses Farmers Citizens maintains an allowance for loan losses in an amount which, in management's judgement, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although a variety of factors, including the performance of Farmers Citizens' loan portfolio, the economy, changes in real estate values and interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management concluded that the allowance was adequate as of December 31, 1998. There can be no assurance that the allowance will be adequate to cover future losses on non-performing assets.

     Farmers Citizens had net recoveries of $320,000 and $190,000 during the years ended December 31, 1998 and 1997 respectively, and net charge-offs of $34,000 during the year ended December 31, 1996. Farmers Citizens' charge-off history is a product of a variety of factors, including Farmers Citizens' underwriting guidelines and the composition of its loan portfolio. An analysis of the Allowance for Loan Losses is presented in the Loan Information table.

     There was a negative provision for possible loan losses during 1998 of $75,000 as compared to a $27,000 provision recorded in 1997 and no provision recorded in 1996. The amount of provision was based upon the results of the management's quarterly reviews of the loan portfolio to identify problem and potential problem loans and to determine appropriate courses of action on a loan by loan basis. Collection procedures are activated when a loan becomes past due.

     The entire allowance for loan losses is available to absorb any particular loan loss. For analytical purposes, the allowance could be allocated based upon net historical charge-offs of each type of loan for the last five years. However, the primary criteria used to determine the percentage allocation is based upon the losses experienced, the type and market value of the collateral securing the loan portfolio, and the financial standing of certain borrowers due to economic trends in their related businesses or farming operations. Please refer to the Loan Information table for the allocation of the allowance.

     Management believes significant factors affecting the allowance are being reviewed regularly and that the allowance is adequate to cover potentially uncollectible loans as of December 31, 1998. The Bank has no exposure from troubled debt to lesser developed countries.

     The allowance to loans outstanding at year-end ratio increased to 3.78% in 1998 from 3.70% and 3.48% in 1997 and 1996, respectively. This increase was due primarily to the increase in the loan portfolio coupled with the recovery on loans previously charged off. An analysis of the Allowance for Loan Losses is presented in the Loan Information table.

     Other Income and Other Expense Total other income is comprised of operating income attributed to providing deposit accounts for bank customers, the disposition of investment securities prior to their maturity (which are classified as available for sale), increases in the cash surrender values of life insurance policies, and fees from banking services.

     Total other expense is comprised of operating expense attributed to staffing (personnel costs), operation and maintenance of bank buildings and equipment, banking service promotion, taxes and assessments, and other operating expenses. The "Income Statement Data" table, contains a summary of these items for the five years ended December 31, 1994 through 1998.

     Income Taxes The provision for federal income taxes totaled $331,000 for the fiscal year ended December 31, 1998, an increase of $27,000, or 8.88%, over
the provision in fiscal 1997.   The effective tax rates were 24.8% and 25.2%
for the years ended December 31, 1998 and 1997.

     Impacting the tax provisions for the three years covered in this report is the level of the provision for possible loan losses (negative provision $ 75,000 in 1998, $ 27,000 in 1997, and $ 0 in 1996) and the level of tax-exempt income on securities which was $349,000, $305,000 and $398,000 for the years 1998, 1997, and 1996, respectively. Due to the continued improvement in credit underwriting standards, the values of collateral securing the loan portfolio, the financial standing of certain borrowers in their related businesses or farming operations, and the current economic trends combined with the amount of recoveries on previously charged-off loans, management elected to reduce the Bank's provision for possible loan losses during the fiscal year ended December 31, 1998.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes" requiring a liability approach to accounting for income taxes as opposed to a deferred approach. The liability approach places emphasis on the accuracy of the balance sheet while the deferred approach emphasizes the income statement. Under the liability approach, deferred taxes are computed based on the tax rates in effect for the periods in which temporary differences are expected to reverse. An annual adjustment of the deferred tax liability or asset is made for any subsequent change in tax rates.

     Effects of Inflation/Changing Prices The effects of inflation on operations of the Bank occurs through increased operating costs which can be recovered through increased prices for services. Virtually all of the Bank's assets and liabilities are monetary in nature and can be repriced on a more frequent basis than in other industries. Every effort is being made through interest sensitivity management to monitor products and interest rates and their impact on future earnings.

Income Statement Data
                                             1998 Over 1997                    1997 Over 1996
                                   -------------------------------    --------------------------------

In Thousands                      Volume     Yield/Rate     Total     Volume     Yield/Rate     Total
/S/
Changes in Tax Equivalent Interest Income*

Interest Income
Time Deposits                      $   -       $  -          $ -         $  (2)       $   -       $   (2)
Federal funds sold                    38         (6)            32         (33)           -          (33)
Investment securities                367        (17)           350        (351)          31         (320)
Loans                                390         77            467         195           61          256
                                     ---        ---            ---        ----           ---         ----
    Total                            795         54            849        (191)          92          (99)
                                     ---        ---            ---        -----          ---         ----
Interest expense
Interest-bearing deposits            363         15            378        (126)          27          (99)
Borrowed funds                         -         (1)            (1)        (18)           4          (14)
                                     ---         ---            ---       -----          ---        -----
     Total                           363         14             377       (144)          31         (113)
                                     ---         ---            ---       -----          ---        -----
Net interest income                 $432        $40            $472       $(47)        $ 61        $  14


*Changes in the average balance/rate are allocated entirely to the yield/rate changes

Analysis of Selected Non-Interest Expenses
                                     1998       % Change       1997       % Change       1996       1995       1994
/S/
Salaries and benefits
Salaries                             $1,124     31.00%        $  858      (22.63)%     $1,109       $ 950        $ 856
Benefits                                366     28.42%           285      (34.18)%        433         417          369
                                     ------                   ------                    -----      ------       ------
     Total                           $1,490     30.36%        $1,143      (25.88)%     $1,542      $1,367       $1,225
                                     ======                   ======                     ======      ======      ======
Occupancy and equipment
Depreciation                         $  354     32.09%        $  268       (1.83)%      $  273       $  247        $137
Maintenance and repairs                 179     13.29%           158       (1.86)%         161          102          89
Real estate taxes                        15      0.00%            15        0.00%           15           10          10
Insurance                                29     20.83%            24       14.29%           21           27          22
Utilities and other                      42     27.27%            33       (5.71)%          35           54          47
                                     ------                   ------                    ------        -----        ----
     Total                           $  619     24.30%        $  498       (1.39)%      $  505        $ 440        $305
                                     ======                   ======                    ======        ======       ====
Other expenses
Advertising                          $   81     (3.57)%       $   84       (7.69)%      $   91        $    88      $ 98
ATM fees                                 39     34.48%            29       16.00%           25             25        27
Bank charges                             40     14.29%            35       (7.89)%          38             36        35
Credit card fees                         45      7.14%            42       (2.33)%          43             51        49
Deposit insurance                         8    (55.56)%           18      (14.29)%          21             91       156
Directors' fees                          72      2.86%            70      (16.67)%          84             53        58
Legal and professional                  202    (28.62)%          283       30.41%          217            162        23
State franchise tax                     165     42.24%           116      (26.58)%         158            164       163
Postage, freight & courier               65     32.54%            49       25.64%           39             56        58
Supplies                                110     (2.65)%          113       14.14%           99             99        80
Travel                                   40     (9.09)%           44       51.72%           29             39        19
Other                                   239     14.90%           208       20.23%          173            176       162
                                     ------                   ------                     ------        ------      ----
     Total                           $1,106      1.37%        $1,091        7.28%        $1,017       $ 1,040      $928
                                     ======                   ======                     ======        ======      ====

      Liquidity and Interest Rate Sensitivity Management Management utilizes several tools currently available to monitor and ensure that liquid funds are available to satisfy the normal loan and deposit needs of its customers while taking advantage of investment opportunities as they arise in order to maintain consistent growth and interest income. Cash and due from banks, marketable investment securities with maximum one year maturities, and federal funds sold are the principal components of asset liquidity. The "Interest Rate Sensitivity" table, indicates that the Bank is in a liability sensitive position which is more beneficial in a period of declining interest rates since liabilities can be repriced at lower rates. In periods of rising interest rates, interest sensitive assets are more favorable since they allow adjustment of interest sensitive assets prior to maturing interest sensitive liabilities. The three month category of interest sensitive liabilities includes approximately $34,581,000 consisting of Savings, NOW accounts, and insured earnings which can be adjusted in any one category at any time to offset any positive gap in a declining rate environment.

Interest Rate Sensitivity
                                             Repricing or Maturing
                                                Over         Over           Over
                                   Within       3 Months     1 Year         3 Years        After
In thousands, except ratios        3 Months     to 1 Year    to 3 Years     to 5 Years     5 Years     Total
/S/
Loans                               $ 4,324      $ 5,288      $ 8,088        $ 6,147         $21,802     $45,649
Investment securities                 4,584        3,825        5,089          3,475          20,346      37,319
Other earning assets                  3,505                                                                3,505
Other assets                                                                                   7,212       7,212
                                     ------       ------       -------        -------        -------     -------
     Total assets                   $12,413       $9,113      $13,177         $9,622         $49,360     $93,685
                                    =======       ======       =======        =======        =======     =======

Noninterest-bearing deposits                                                                 $10,517     $10,517
Interest-bearing deposits          $ 48,548      $13,807       $ 7,046       $ 1,393               -      70,794
Borrowed funds                                                                                                 -
Other liabilities and equity                                                                  12,374      12,374
                                   --------      --------       -------       ------         -------     --------

Total liabilities and equity       $ 48,548     $ 13,807       $  7,046      $ 1,393         $ 22,891    $93,685
                                   ========      ========       =======      =======         ========    =======

Gap*                               $(36,135)     $(4,694)       $ 6,131      $ 8,229         $ 26,469
Cumulative gap                      (36,135)     (40,829)       (34,698)     (26,469)             -
Cumulative gap as a percent
  of total assets                    (38.57)%     (43.58)%       (37.04)%     (28.25)%           0.00%

*Assets - (liabilities + equity)

     Management utilizes variable rate loans (on a limited basis) and adjustable rate deposits to maintain desired net interest margins. A procedural process has been developed to monitor changes in market rates on interest sensitive assets and liabilities with appropriate action being taken when warranted. Please refer to the "Interest Rate Sensitivity" and the "Other Balance Sheet Data" tables for additional information.

Quarterly Condensed Consolidated Financial
Information
                                               1998 Quarters                            1997 Quarters
                                     ------------------------------------       --------------------------------------
In thousands, except per common
shares and ratios                    Fourth     Third     Second     First      Fourth     Third     Second     First
/S/
Interest income                      $1,667     $1,636    $ 1,583    $ 1,494    $ 1,465    $ 1,339     $ 1,358  $ 1,351
Interest expense                        640        646        651        604        572        539        531       522
Net interest income                   1,027        990        932        890        893        860        827       829
Provision for loan losses               (25)       (25)       (25)         -          -          -          7        20
Non-interest income                     175        159        168        131        179        126        131       120
Non-interest expense                    846        863        772        734        703        669        667       693
Income before income taxes              381        311        353        287        369        317        284       236
Income tax expense                      100         74         89         68        100         82         70        52
Net income                           $  281     $  237    $   264    $   219     $  269     $  235     $  214     $ 184

Per Common Share
Net income
     Basic                           $0.44       $0.37      $0.41      $0.34     $ 0.42       $0.37    $0.33      $0.28
     Diluted                          0.44        0.36       0.41       0.34       0.42        0.37     0.33       0.28
Dividends declared                    0.30          -        0.30          -       0.60          -        -          -
Shareholders' equity                 18.18       18.20      17.77      17.77      17.36        7.49    16.99      16.60
Stock price range
     High                            27.00       27.00       22.00      22.00     22.00       22.00     22.00       22.00
     Low                             27.00       27.00       27.00      22.00     22.00       22.00     22.00     22.00
Tax-equivalent Yields and Rates
Federal funds sold                    4.84%       5.63%       5.46%      5.45%     5.72%       5.32%     4.65%       5.36%
Investment securities                 5.39%       6.00%       6.14%      6.66%     6.19%       6.50%     6.11%       6.00%
Loans                                 9.86%       9.80%       9.74%      9.02%     9.84%       9.68%     9.16%       9.13%
     Total earning assets             7.71%       8.06%       7.98%      7.97%     8.16%       8.33%     7.81%       7.73%
Interest-bearing deposits             3.72%       3.92%       3.92%      4.03%     4.06%       3.99%     3.80%       3.64%
Borrowed funds                         N/A        6.25%       6.17%       N/A     12.50%        N/A      7.84%       4.49%
Total interest-bearing liabilities    3.72%       3.92%       3.94%      4.03%     4.06%       3.99%     3.82%       3.64%
Yield spread                          4.00%       4.14%       4.04%      3.94%     4.10%       4.34%     4.00%       4.09%
Net interest income to earning assets 4.76%       4.94%       4.77%      4.81%     4.99%       5.18%     4.82%       4.85%

Ratios
Return on assets                      1.22%       1.07%       1.18%      1.07%     1.37%     1.24%     1.12%         0.94%
Leverage                              7.91x       7.69x       7.81x      7.24x     7.00x      6.83x    7.07x         7.29x
Return on average shareholders'
 equity                               9.68%       8.21%       9.25%      7.75%     9.59%     8.47%     7.92%         6.87%

Average Assets
Cash and due from banks            $ 1,987      $ 2,984     $ 5,391     $ 2,772   $ 3,649   $ 4,239   $  2,478     $ 2,711
Federal funds sold                   4,216        1,280         659       2,130     2,658     1,578        516         746
Investment securities               36,970       36,524      38,712      30,643    30,083    26,919     30,558      31,353
Loans                               45,600       45,095      41,532      43,597    39,285    39,943     39,805      40,227
                                    ------       ------      ------      ------    ------    ------     ------
     Total earning assets           86,786       82,899      80,903      76,370    72,026    68,440     70,879      72,326
Allowance for loan losses           (1,646)      (1,564)     (1,572)     (1,531)   (1,278)   (1,180)    (1,269)     (1,259)
Other assets                         4,658        4,460       4,458       4,195     4,160     4,262      4,320       4,398
                                   -------      -------     -------     -------   -------    ------    -------    --------
     Total average assets          $91,785      $88,779     $89,180     $81,806   $78,557   $75,761    $76,408     $78,176
                                   =======      =======     =======     =======   =======   =======    =======     =======

Average Liabilities and Shareholders'
Equity
Noninterest-bearing deposits       $10,508      $10,305      $10,508     $9,739   $10,178   $ 9,778    $ 9,246     $ 9,516
Interest-bearing deposits           68,848       65,865       65,842     59,917    56,317    54,001     55,432      57,217
Borrowed funds                           -           64          324         -         32         -        204         178
Other liabilities                      821        1,004        1,092        845       814       886        714         546
Shareholders' equity                11,608       11,541       11,414     11,305    11,216    11,096     10,812      10,719
                                    ------       ------       ------     ------    ------    ------      ------     ------
Total average liabilities
 and shareholders' equity          $91,785      $88,779      $89,180     $81,806  $78,557   $75,761    $76,408     $78,176
                                   =======      =======      =======     =======  =======   =======    =======     =======

Other Balance Sheet Data
In thousands, except ratios
Maturity of Total Investment Securities (a)
                                                                            Carrying Value
                                                            1-5 Years          5-10 Years       After 10 Years        Total
                                      Within 1 year        Amount/Yield      Amount Yield       Amount/Yield       Amount/Yield
                                      ------------         ------------      ------------       -------------      ------------
/S/
At December 31, 1998
Investment securities
available-for-sale:
   U.S. Government Agency                $  502    5.90%   $ 2,927   4.91%  $  4,307    5.55%   $ 1,874   6.68%    $ 9,610   5.91%
   State and Municipal Obligation (b)     1,274    5.07%     3,541   5.77%       500    5.88%     3,450   4.76%      8,765   5.27%
   Mortgage-backed securities               399    6.02%     2,112   6.63%     2,389    6.46%    12,125   6.34%     17,025   6.39%
   Corporate securities                     495    6.11%     1,103   5.39%                                5.40%      1,598   5.61%
   Equity                                                                                           325                325
                                          ------            ------            ------            -------             ------
     Total investment securities        $ 2,670    5.56%   $ 9,683   5.65%   $ 7,196     5.88%  $17,774    6.05%   $37,323   5.96%
                                          ======             =====             =====             ======             ======

                                           Within            1-5              After
Maturity of Loans                          1 Year            Years           5 Years             Total
/S/
Fixed Rate
Commercial                                 $ 2,770          $ 2,726           $    -              $  5,496
Installment loans to individuals             1,541            3,218                -                 4,759
Residential/Commercial real estate           1,745            8,191            21,801               31,737
All other                                      326                0               326                  320
                                           -------          -------           -------              -------
     Total                                 $ 6,382          $14,135           $21,801              $42,318
                                           =======          =======           =======              =======
Floating interest rates
Commercial                                   3,330                -                  -               3,330
                                            ------           -------          ========             ========

    Total                                   $ 9,712          $14,135          $21,801               $45,648
                                            =======          =======          =======               =======



                                                         Within        3-12       1-2       2-3
Maturity of Time Deposits of $100,000 or more           3 Months       Months     Years     Years     Total
/S/
Certificates of deposit and other time                 $ 3,281        $  5,441    $ 909     $ 432     $10,063
                                                        =======        ========    =====     =====     =======




Deposits at December 31,                                1998            1997      1996      1995      1994
/S/
Noninterest-bearing deposits                           $10,517           9,708     11,296    10,766    11,320
Interest-bearing deposits
     NOW and money market accounts                      18,670          10,972     12,397    13,609    14,196
     Savings accounts                                   18,639          18,063     20,208    21,541    22,395
     Certificates of deposit                            33,485          27,349     26,173    24,975    23,873
                                                        -------        -------     ------    ------    ------
Total deposits                                         $81,311         $66,092    $70,074   $70,891   $71,784

(a)  Based on contractual maturities
(b) The yield on state municipal securities is increased by the benefit of tax exemption, assuming a 34% federal income tax rate. For the year ended
December 31,1998, the amount of the increases in the yields for these securities and for total securities is 1.51% and .34%, respectively.

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Shareholders
FC Banc Corp
Bucyrus, Ohio


     We have audited the consolidated balance sheets of FC Banc Corp and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FC Banc Corp and subsidiary as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.








                                        Robb, Dixon,
                                    Francis, Davis, Oneson
                                         & Company

Granville, Ohio
January 18, 1999

                         CONSOLIDATED BALANCE SHEETS
==============================================================================

                                                        (Dollars in thousands)
                                                            December 31,
                                                          1998           1997
                                                          ----           ----
ASSETS
Cash and cash equivalents
     Cash and amounts due from banks                   $  3,964        $ 3,567
     Interest-bearing deposits with banks                     5              0
     Federal funds sold                                   3,500              0
                                                         ------          ------
          Total cash and cash equivalents                 7,469          3,567

Investment securities, available-for-sale                37,319         32,460

Loans                                                    45,649         40,029
Allowance for loan losses                                (1,725)        (1,480)
Net loans                                                43,924         38,549

Premises and equipment, net                               1,489          1,416
Accrued interest receivable                                 711            733
Cash surrender value of life insurance                    2,385          1,470
Deferred income taxes                                       316            285
Other assets                                                 72            148
                                                        -------        -------
          TOTAL ASSETS                                  $93,685        $78,628

LIABILITIES
Deposits
Noninterest-bearing                                     $10,517        $ 9,708
Interest-bearing                                         70,794         56,384
                                                        -------        -------

Total deposits                                           81,311         66,092

Borrowed funds                                                0            641
Accrued interest payable                                    188            182
Other liabilities                                           639            518
                                                         ------         ------
          TOTAL LIABILITIES                              82,138         67,433

SHAREHOLDERS' EQUITY
Preferred stock of $25 par value; 750 shares
authorized, no shares issued and outstanding                  0              0
Common stock of no par value;
1,000,000 shares authorized, 665,632 shares issued          832            832
Additional paid-in capital                                1,370          1,370
Retained earnings                                        10,079          9,461
Treasury stock, at cost; 30,703 and 23,256 shares          (685)          (484)
Accumulated other comprehensive income                      (49)            16
                                                          ------         -------

          TOTAL SHAREHOLDERS' EQUITY                     11,547         11,195
                                                         ------         ------

          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $93,685        $78,628
                                                         =======        =======

                          CONSOLIDATED STATEMENTS OF INCOME
===============================================================================

                                                      (Dollars in thousands)
                                                      Years Ended December 31,

                                                      1998            1997         1996
                                                      ----            ----         ----
/S/
INTEREST INCOME
Interest and fees on loans                           $4,218          $3,756      $3,500
Interest and dividends on investment securities       2,055           1,742       2,009
Interest on federal funds sold                          107              75         108
Interest on bank deposits                                 0               0           2
                                                      -----           -----      ------

    TOTAL INTEREST INCOME                             6,380           5,573       5,619
                                                      -----           -----       -----

INTEREST EXPENSE
Interest on deposits                                  2,535           2,157       2,256
Interest on borrowed funds                                6               7          21
                                                      -----           -----       -----

    TOTAL INTERST EXPENSE                             2,541           2,164       2,277
                                                      -----           -----       ------
    NET INTEREST INCOME                               3,389           3,409       3,342
Provision for loan losses                               (75)             27           0
                                                      -----             -----     -----

    NET INTEREST INCOME AFTER PROVISION
      FOR LOAN LOSSES                                 3,914           3,382    3,342

OTHER INCOME
Service charges                                         411             368       336
Gains from sales of investment securities, net           11               3       (13)
Life insurance buildup                                   75              73        74
Other income                                            136             112       146
                                                        ---             ---       ---

    TOTAL OTHER INCOME                                  633             556       543
                                                        ===             ===       ===
OTHER EXPENSES
Salaries and employee benefits                        1,490           1,143     1,542
Net occupancy and equipment expenses                    619             498       505
Advertising and public relations                         81              84        91
Directors fees                                           72              70        84
Legal and professional                                  202             283       217
State taxes                                             165             116       158
Supplies                                                110             113        99
Other expenses                                          476             425       368
                                                      -----            ----     -----

    TOTAL OTHER EXPENSES                              3,215           2,732     3,064

    NET INCOME BEFORE FEDERAL INCOME
        TAX EXPENSE                                   1,332           1,206       821
Federal income tax expense                              331             304       140
                                                      -----            ----      ------

    NET INCOME                                       $1,001          $  902      $681

EARNINGS PER SHARE:
  Basic                                               $1.56           $1.40     $1.04
  Diluted                                             $1.55           $1.40     $1.04




See accompanying notes

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
================================================================================

                                                         (Dollars in thousands)
                                                Years Ended December 31, 1998, 1997 and 1996


                                                                                    Accumulated     Total
                                              Capital                               Other           Share-
                                    Common    Paid-in     Retained    Treasury      Comprehensive   holders'
                                    Stock     Capital     Earnings      Stock       Income          Equity
                                    -----     -------     --------      -----       ------          ------
Balances at December 31, 1995       $832      $1,370      $8,653       $ 0            ($95)           $10,760
Comprehensive Income
  Net income                                                 681                                          681
  Other comprehensive income,
  net of tax:
    Change in unrealized
    gain (loss) on securities
    available-for-sale, net
    of deferred income tax of $35                                                      (69)               (69)
                                                                                                          ----
                                                                                                          612
                                                                                                          ----
Dividends declared - common
 ($.60 per share)                                           (390)                                        (390)

Purchase 15,592 shares of
  treasury stock                                                      (315)                              (315)
                                    -----     -----       ------     -----              ------          ------
Balances at December 31, 1996       832       1,370        8,944      (315)             (164)           10,667

Comprehensive Income
Net Income                                                   902                                          902
 Other comprehensive income,
 net of tax:
   Change in unrealized
   gain (loss) on securities
   available-for-sale,
   net of deferred income tax of $89                                                       180            180
                                                                                                          ---
   Total comprehensive income                                                                           1,082
                                                                                                        -----

Dividends declared - common
 ($.60 per share)                                            (385)                                       (385)

Purchase 7,664 shares of
  treasury stock                                                        (169)                            (169)
                                    ---           -----      -----      -----              ---           ------
Balances at December 31, 1997       832           1,370      9,461      (484)               16         11,195
Comprehensive Income
Net Income                                                   1,001                                          1,001
 Other comprehensive income,
 net of tax:
    Change in unrealized
    gain (loss) on securities
    available-for-sale,
    net of deferred income tax of $31
    Total comprehensive income                                                           (65)                 (65)
                                                                                       ------               ------
                                                                                                              936
                                                                                                            -------
Dividends declared - common
  ($.60 per share)                                            (383)                                          (383)
Purchase 7,447 shares of
 treasury stock                                                         (201)                                 (201)
                                                                                                            -------
                                   ----         -----      -------     -----            -----               -------
Balance at December 31, 1998       $832         $1,370     $10,079     ($685)           ($49)              $11,547
                                   ====         ======     =======     ======           =====             =======

See accompanying notes.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================

                                                        (Dollars in thousands)

                                                         Years Ended December 31,

                                                                1998         1997         1996


CASH FLOWS FROM OPERATING ACTIVITIES:
/S/
Net income                                                        $ 1,001         $ 902       $ 681
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Provision for loan losses                                        (75)           27           0
     (Gain) loss on sales of available-for-sale securities, net       (11)           (3)         13
     Gain from sale of loans held-for-sale                            (10)            0         (23)
     Income accrued on life insurance contracts                       (75)          (73)        (74)
     Origination of loans held-for-sale                            (1,287)            0      (1,074)
     Proceeds from sale of loans held-for-sale                      1,297             0       1,097
     Depreciation                                                     357           268         273
          Deferred income taxes                                         0           147         (20)
          Investment securities amortization (accretion), net         134            77         114
          Net change in:
          Accrued interest receivable                                  21           104         (68)
          Accrued interest payable                                      7            (4)        (26)
          Other assets                                                 76            35         234
          Other liabilities                                           120           119          89
                                                                    -----         -----       -----
     Net cash provided by operating activities                      1,555         1,599       1,216
                                                                    -----         -----       -----
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available-for-sale                        (22,287)      (10,835)     (9,256)
Proceeds from sales of securities available-for-sale                6,065         3,363       2,420
Proceeds from maturities of securities available-for-sale          11,144         7,402       8,280
Purchase of loans                                                       0             0      (2,889)
Net (increase) decrease in loans                                   (5,300)        1,203        (972)
Purchases of premises and equipment                                  (429)         (208)       (343)
Purchases of life insurance contracts                                (840)            0           0
                                                                  --------       -------     --------
     Net cash provided by (used in) investing activities          (11,647)           925     (2,760)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in:
Noninterest-bearing, interest bearing, demand,
 and savings deposits                                               9,084        (5,140)     (2,015)
Certificates of deposit                                             6,135         1,158       1,198
Net increase (decrease) in short-term borrowed funds                 (600)          600      (1,525)
Proceeds from note payable                                              0             0         119
Payments on note payable                                              (41)          (78)          0
Purchase of treasury stock                                           (201)         (169)       (315)
Cash dividends paid                                                  (383)         (385)       (390)
                                                                   ------         -------    -------
     Net cash provided by (used in) financing activities           13,994        (4,014)     (2,928)
                                                                   ------         -------    -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
EQUIVALENTS                                                         3,902        (1,490)     (4,472)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      3,567         5,057       9,529
                                                                   ------        ------     -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $ 7,469       $ 3,567     $ 5,057
                                                                   ======        ======     =======
SUPPLEMENTAL DISCLOSURES
Cash paid during the year for interest                            $ 2,534        $2,168     $ 2,304
Cash paid during the year for income taxes                            197           181        (106)
See accompanying notes.



                         Notes to Consolidated Financial Statements
================================================================================
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
FC Banc Corp (the Bancorp) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, The Farmers
Citizens Bank, (the Bank). The Bank generates commercial (including agricultural), mortgage and consumer loans and receives deposits from customers located primarily in Crawford County, Morrow County and the surrounding areas. The Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulations by the State of Ohio Division of Financial Institutions and the Federal Reserve
System through the Federal Reserve Bank of Cleveland (FRB).

Basis of Consolidation
The consolidated financial statements include the accounts of FC Banc Corp, and its wholly-owned subsidiary, The Farmers Citizens Bank, after elimination of all material intercompany transactions and balances.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However the amount of the change that is reasonably possible cannot be estimated.

Investment Securities
All debt securities are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comrpehensive income. Realized gains (losses) on securities available-for-sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securites are determined on the specific-identification method.

Loans are stated at unpaid principal balances, less the allowance for loan losses.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is not recognized until all principal payments have been made in full.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio.
The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions and other risks inherent in the portfolio.
Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonable possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

Premises and Equipment
Land is carried at cost. Other premises and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Other Real Estate Owned
Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs related to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Postretirement Benefits
Postretirement health care and life insurance benefits are charged to salaries and employee benefits expense when paid. In December, 1990, the Financial
Accounting Standards Board issued Statement of Financial Accounting Standards
(SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than
Pensions. Under SFAS No.106, beginning in 1995, postretirement benefits other than pensions were accounted for in a manner similar to current standards for accounting for pensions. SFAS No. 106 requires that the accumulated postretirement benefit obligation be either charged in the income statement as a cumulative effect of a change in accounting in the period of adoption or delayed and amortized over future periods as part of future postretiremnt benefits costs.

Off-Balance Sheet Financial Instruments
In the ordinary course of business the Bank has entered into off balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Advertising
Advertising cost are charged to operations when incurred.

Income Taxes
Income taxes are provided for the tax effects reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, accumulated depreciation, income on nonaccrual loans, deferred compensation, and accretion income. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bancorp files consolidated income tax returns with its subsidiary.

Reclassifications
Certain amounts in 1997 and 1996 have been reclassified to conform with the 1998 presentation.


NOTE B - RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. The required reserve at December 31, 1998 and 1997, was
$736,000 and $582,000, respectively.

NOTE C - INVESTMENT SECURITIES

The amortized cost of securities and their approximate fair values are as follows:

Available-for-sale
                                                                 (Dollars in thousands)

                                          December 31, 1998                                   December 31, 1997
                         ------------------------------------------------     --------------------------------------------------


                                         Gross         Gross                                   Gross          Gross
                          Amortized    unrealized    unrealized      Fair     Amortized      unrealized     unrealized     Fair
                            cost         gains         losses        value      cost           gains          losses       value
                          --------     ----------    ----------      -----    --------       ----------     ----------     -----
U.S. government           $      0     $     0       $       0       $    0    $ 3,085       $  14          $      0      $ 3,099

Federal agencies             9,692           4             (86)       9,610     11,037          33               (66)      11,004

State &
municipal
securities                   8,669         118             (22)       8,765      6,349         104               (25)       6,428

Mortgage-backed
securities                  17,102          39            (116)      17,025     11,170          46               (81)      11,135
Corporate
debt securities              1,608           0             (10)       1,598        492           0                (2)         490

Equity
securities                     321           0                0         321        304           0                 0          304
                           -------          ----             -----    -------     -------     ----             ------       -----

Total                      $37,392          $161             ($234)   $37,319     $32,437     $197             $(174)     $32,460
                           =======          ====             ======   =======     =======     ====             ======

The amortized cost and estimated fair value of securities available-for-sale at December 31, 1998, by contractual maturity, are as follows:
                                                      (Dollars in thousands)

Amounts maturing in :                                 Amortized     Fair
                                                        Cost        Value
                                                      ---------     -----

One year or less                                     $  2,265     $  2,271
After one year through five years                       7,561        7,571
After five years through ten years                      4,818        4,807
After ten years                                         5,325        5,324
Mortgage-backed securities                             17,102       17,025
Equity securities                                         321          321
                                                       ------       ------

Total                                                 $37,392      $37,319
                                                      =======       =======

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 1998, the Bank sold securities available-for-sale for total proceeds of approximately $6,065,000 resulting in gross realized gains of approximately $12,000 and gross losses of approximately $1,000. During 1997, the Bank sold securities available-for-sale for total proceeds of approximately $3,363,000, resulting in gross realized gains of approximately $7,000 and gross losses of approximately $4,000. During 1996, the Bank sold securities available-for-sale for total proceeds of approximately $2,420,000 resulting in gross realized gains of approximately $2,000 and gross losses of approximately $15,000.

Investment securities with a carrying value of approximately $11,775,000 and $10,095,000 were pledged at December 31, 1998 and 1997 to secure certain deposits.



NOTE D - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at December 31, 1998 and 1997 are summarized as follows:
                                                        (Dollars in thousands)

                                                        1998            1997
                                                        ----            ----
Loans secured by real estate:
Construction                                          $  517           $ 210
Farmland                                               7,327           5,407
1-to-4 family residential properties                  16,402           9,211
Nonfarm nonresidential properties                      7,491           8,978
Agricultural production                                4,253           4,596
Commercial and industrial                              4,336           6,025
Consumer                                               5,075           5,310
Municipal                                                237             281
Other                                                     11              11
                                                     -------          -------
Total                                                $45,649         $40,029
                                                     =======         ========

                                          1998          1997            1996
                                          ----          ----            ----
Allowance for loans losses:
Balance, beginning of year             $1,480         $1,263           $1,297

Provision for loan losses                 (75)            27                0
Recoveries on loans                       379            608               82
Loans charged off                         (59)          (418)            (116)
                                       ------         ------           ------

Balance, end of year                   $1,725         $1,480           $1,263
                                       ======         ======           ======

At December 31, 1998 and 1997, the total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately $0 and $360,000, respectively. The average recorded investment in impaired loans amounted to approximately $175,000, $531,000 and $1,245,000 for the years ended December 31, 1998, 1997 and 1996, respectively. The allowance for loan losses related to impaired loans amounted to approximately $0 and $180,000 at December 31, 1998 and 1997, respectively. No interest income on impaired loans was recognized for cash payments received for the years ended December 31, 1998, 1997 and 1996.

The Bank has no loans which have been modified.

The Bank has entered into transactions with certain directors, executive officers, significant shareholders, and their affiliates. Such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other customers, and did not, in the opinion of management, involve more than a normal credit risk or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 1998 was $2,195,000. During the year ended loans made to such related parties amounted to $815,000 and payments amounted to $1,297,000.

NOTE E - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 1998 and 1997 follows:

                                            (Dollars in thousands)

                                            1998                1997
                                            ----                ----

Land                                         $  221             $  221
Buildings                                     1,251              1,250
Equipment                                     1,607              1,701
Construction in process                         349                 22
                                             ------             ------
                                              3,428              3,194
Accumulated depreciation                     (1,939)            (1,778)
                                             ------              -----
Total                                        $1,489             $1,416
                                             ======             ======



NOTE F  - CASH SURRENDER VALUE OF LIFE INSURANCE

The Bank is the beneficiary of insurance on the lives of four of its past and present officers. At December 31, 1998 and 1997, there were no notes payable to the insurance company.



NOTE G - DEPOSITS

Deposit account balances at December 31, 1998 and 1997, are summarized as follows:

                                                 (Dollars in thousands)

                                                 1998               1997
                                                 ----               ----

Noninterest bearing                           $ 10,517           $  9,708
Interest-bearing demand                         18,670             10,972
Savings accounts                                18,639             18,063
Certificates of deposit                         33,485             27,349
                                                ------             ------
Total                                          $81,311            $66,092
                                                ======             ======

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $10,063,000 and $5,297,000 at December 31, 1998
and 1997.

Certificates maturing in years ending December 31, as of December 31, 1998:


                                             (Dollars in thousands)

     1999                                          $26,437
     2000                                            5,655
     2001                                            1,391
     2002                                                0
     2003 and thereafter                                 2
                                                    ------
Total                                              $33,485
                                                    ======

The Bank held related party deposits of approximately $553,000 and $206,000 at December 31, 1998 and 1997, respectively.

Overdrawn demand deposits reclassified as loans totaled $10,000 and $11,000 at December 31, 1998 and 1997, respectively.



NOTE H - BORROWED FUNDS

Borrowed funds balances at December 31, 1998 and 1997 are summarized as follows:


                                                       (Dollars in thousands)

                                                       1998             1997
                                                       ----             ----

Federal funds purchased                                $ 0              $600
Note payable                                             0                41
                                                       ---              ----
Total borrowed funds                                   $ 0              $641
                                                       ===              ====

NOTE I - FEDERAL INCOME TAXES

The consolidated provision for income taxes for the years ended December 31, 1998, 1997 and 1996 consist of the following:


                                                      (Dollars in thousands)

                                            1998          1997          1996
                                            ----          ----          ----

Income tax expense
    Current tax expense                     $331          $157          $160
    Deferred tax expense                       0           147           (20)
                                            ----          ----          ----

Total                                       $331          $304          $140
                                            ====          ====          ====

The consolidated provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expenses, as indicated in the following analysis:

                                               (Dollars in thousands)

                                               1998             1997                 1996
                                               ----             ----                 ----
Federal statutory income tax at 34%       $453     34.0%     $410     34.0%     $279     34.0%
Tax exempt interest                       (130)    (9.8%)    (104)    (8.6%)    (142)   (17.3%)
Life insurance income                      (25)    (1.9%)     (25)    (2.1%)     (25)    (3.0%)
Interest and other non-deductible expenses  24      1.8%       20      1.7%       19      2.3%
Other                                        9      0.7%        3      0.2%        9      1.0%
                                          ----     -----     ----     ----      ----     -----
Total                                     $331     24.8%     $304     25.2%     $140     17.0%
                                          ====     ====      ====     ====      ====     =====

A cumulative net deferred tax asset is included in other assets at December 31, 1998 and 1997. The components of the asset are as follows:


                                                   (Dollars in thousands)

                                                    1998              1997
                                                    ----              ----

Differences in available-for-sale securities       $  24             $  (7)
Differences in depreciation methods                  (33)              (83)
Differences in accounting for loan losses            271               297
Differences in nonaccrual loan interest                0                 4
Differences in accrued expenses and benefits          97                82
Differences in discount accretion                    (16)              (22)
Other                                                (27)               14
                                                    -----             -----

Total                                               $316              $285
                                                    ====              ====
Deferred tax assets                                 $392              $397
Deferred tax liabilities                             (76)             (112)
                                                    ----              ----
Net deferred tax assets                             $316              $285
                                                    ====              ====

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk were as follows:


                                                    (Dollars in thousands)

                                                    1998               1997
                                                    ----               ----

Home equity lines of credit                      $   818              $   410
Credit card lines                                    900                  935
Other commitments to extend credit                 3,288                1,902
Standby letters of credit                            613                  608
                                                   -----                -----
                                                  $5,619               $3,855
                                                  ======               ======

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank has not been required to perform on any financial guarantees during the past three years. The Bank has not incurred any losses on its commitments during the last three years.

The Bank maintains bank accounts at five banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at one of these institutions exceeded federally insured limits. The amount in excess of the FDIC limit totaled $2,272,000.



NOTE K - COMMITMENTS AND CONTINGENT LIABILITIES

The Bancorp and Bank periodically are subject to claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Bancorp.

The Bank is in the process of building a new branch office in Cardington. The total estimated cost to complete the construction is approximately $508,000. At December 31, 1998, the Bank was still committed to approximately $508,000 of the total estimated amount.

NOTE L - RESTRICTION ON DIVIDENDS

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount. At December 31, 1998, retained earnings of approximately $1,713,000 was available for the payment of dividends without prior regulatory approval.



NOTE M - PENSION PLAN

In 1989, the Bank initiated a 401(k) retirement savings plan, with all employees eligible for inclusion in the plan. Participants may make salary savings contributions up to 15% of the compensation, a portion of which will be matched by the Company. Contributions by the Bank charged to operations were $21,000, $14,000 and $20,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

The Bank also has a profit sharing plan that covers employees who have one year of service and have attained the age of 21 and have at least one year of service. Contributions to the plan are at the discretion of the Board of Directors. Contributions by the Bank charged to operations were $27,000, $23,000 and $0 for 1998, 1997 and 1996 respectively.

The Bancorp recently implemented a director retirement plan. The director retirement plan provides that any director with 15 years of continuous service will receive an annual retirement benefit equal to that director's board fees in the year before retirement. The annual retirement benefit will be paid for 15 years. No expenses have been incurred as this program was set up in late 1998.

The Corporation has a deferred compensation program for the President of the Corporation. Under this program, the Corporation agrees to pay the President a ceratin sum annually for fifteen years upon his retirement or, in the event of his death, to his designated beneficiary. A benefit is also paid if he terminates employment (other than by his voluntary action or discharge for cause) before he attains age 65. In that event, the amount of the benefit depends on his years of service with the Corporation. Full benefits are paid only if he retires at age 65. The Corporation has purchased an individual life insurance contract with respect to this program. The Corporation is the owner and beneficiary of the insurance contract. The President is a general creditor of the Corporation with respect to this benefit. As this program was set up in late 1998, no expense has been incurred.

NOTE N - POSTRETIREMENT BENEFITS

The Bank sponsors two defined benefit postretirement plans. One plan provides health care coverage and the other provides life insurance benefits. Both plans are noncontributory. The Bank's funding policy is to contribute as billed with their normal health care plan. For 1998, 1997 and 1996, the aggregate contributions were $23,000, $23,000 and $1,000, respectively.

The following table sets forth the plan's funded status reconciled with the amount shown in the Bank's balance sheet at December 31, 1998 and 1997:

                                                    (Dollars in thousands)

                                                     1998            1997
                                                     ----            ----
Accumulated postretirement benefit obligation:
    Retirees                                         $274            $269
    Other active plan participants                     39              31
     Total                                            313             300

Plan assets at fair value                               0               0
                                                     ----            ----
Accumulated postretirement benefit
obligation in excess of plan assets                   313             300
Unrecognized net loss from past experience
different from that assumed and effects of
any changes in assumptions                            (20)             (8)
Unrecognized transition obligation,
net of amortization                                  (139)           (148)
                                                     ----            ----
Accrued postretirement cost in the
balance sheet                                        $154            $144
                                                     ====            ====

Postretirement expense for 1998, 1997 and 1996 includes the following components:

                                                       (Dollars in thousands)
                                                    1998       1997       1996
                                                    ----       ----       ----

Service cost                                        $ 4         $  7        $31
Interest cost on accumulated benefit obligation      19           23         37
Amortization of transition obligation over 20 years   9            9         23
                                                    ---          ---        ---
Total                                               $32          $39        $91
                                                    ===          ===        ===

The health care cost trend rate assumption has a small effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1998 by an immaterial amount.

For measurement purposes a 12.0% and 8.0% annual rate of increase in the per capita of covered health care benefits for those under and over 65, respectively, was assumed for 1999. The rate was assumed to decrease gradually to 6.75% at 2013 and remain at that level thereafter.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.75%.

NOTE O - STOCK OPTION PLAN AND INCENTIVE PLAN

The Bank has a fixed director and employee stock-based compensation plan. Under the plan, the company may grant options for up to 65,004 shares of common stock. The exercise price for the purchase of shares subject to a stock option may not be less than 100% of the fair market value of the shares covered by the option on the date of the grant. The term of stock options will not exceed 10 years from the date of grant.

The Company applies APB Opinion 25 in accounting for its stock compensation plan. Accordingly, no compensation cost has been recognized for the plan in 1998, 1997 and 1996. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net income would have been reduced as follows:

                                                   (Dollars in thousands)

                                            1998        1998          1996
                                            ----        ----          ----
Netincome
---------
As reported                               $1,001        $902          $681
Pro forma                                    987         902           681

The following is a summary of the status of the plan during 1998:


                                                   (Dollars in thousands)

                                                                    Weighted
                                                                    Average
                                                  Number of     Exercise Price
                                                   Shares          per share
                                                  --------         ---------

Outstanding at December 31, 1996                        0              $0.00

Granted                                            31,550             $22.00
                                                   ------             -------

Outstanding at December 31, 1997                   31,550             $22.00

Granted                                            20,800             $22.00
Forfeighted                                          (100)            $22.00
                                                   ------             ------

Outstanding at December 31, 1998                   52,250             $22.00
                                                   ======             ======
The following is a summary of the status of fixed options outstanding at December 31, 1998:


                                          Weighted
                                          Average                   Weighted
                                         Remaining                  Average
Exercise                                Contractual                 Exercise
 Price               Number                 Life                     Price
 -----               ------                 ----                     -----

$22.00               52,250             8 years and                 $22.00
                                        8 months

NOTE P - EARNINGS PER SHARE

The following data show the amounts used in computing earnings per share and the effects on income and the weighted average number of dilutive potential common stock. The number of shares used in the calculation for 1997 and 1996 reflect a 2-for-1 stock split in July 1998.


                                              (Dollars in thousands)

                                           1998        1997        1996
                                           ----        ----        ----

Net income                                $1,001     $  902      $  681


Weighted average number of common
     Shares used in basic EPS            640,198    644,734     651,594

Effect of dilutive securities:
Stock options                              6,411          0           0
                                          ------     -------    -------
Weighted number of common
shares and dilutive potential common
stock used in diluted EPS                646,609    644,734     651,594
                                          =======    =======     =======


NOTE Q - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve System. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bancorp and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all of the capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from the FRB, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios are as follows:

                                           (Dollars in thousands)
                                                                              To Be Well
                                                                           Capitalized Under
                                                       For Capital         Prompt Corrective
                                    Actual          Adequacy Purposes      Action Provisions
                                    ------          -----------------      -----------------
                               Amount     Ratio     Amount     Ratio       Amount       Ratio
                               ------     -----     ------     -----       ------       -----
As of December 31, 1998:
Total Risk-Based Capital
(to Risk Weighted Assets)     $12,240      23.5%     $4,173     8.0%      $5,216        10.0%
Tier I Capital
(to Risk Weighted Assets)      11,575      22.2%      2,086     4.0%       3,129         6.0%
Tier I Capital
(to Average Assets)            11,575      12.6%      2,754     3.0%       4,589         5.0%

As of December 31, 1997:
Total Risk-Based Capital
(to Risk Weighted Assets)     $11,698      25.4%     $3,683      8.0%     $4,604        10.0%
Tier I Capital
(to Risk Weighted Assets)      11,111      24.1%      1,841      4.0%      2,762         6.0%
Tier I Capital
(to Average Assets)            11,111      14.1%      3,142      4.0%      3,928         5.0%


NOTE R - FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.
Statement No. 107 excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts.
The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed -rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amounts of accrued interest approximate the fair values.

Borrowed funds: The carrying amounts of short-term borrowings and notes payable approximate their fair values.

The estimated fair values of the Bank's financial instruments are as follows:


                                                     (Dollars in thousands)

                                           1998                    1997
                                    ------------------    -----------------
                                    Carrying     Fair     Carrying     Fair
                                     Amount      Value     Amount      Value
                                     ------      -----     ------      -----

Financial assets:

Cash and cash equivalents          $  7,469     $  7,469   $  3,567    $  3,567
Investment securities                37,319       37,319     32,460      32,460
Loans                                43,924       44,960     38,549      38,856
Accrued interest receivable             711          711        733         733

Financial liabilities:
Deposits                            $81,311      $81,430    $66,092     $66,076
Borrowed funds                            0            0        641         641
Accrued interest payable                188          188        182         182


NOTE S - PARENT COMPANY FINANCIAL INFORMATION

                                          Balance Sheets
                                          At December 31,

                                                       (Dollars in thousands)
                                                      1998                1997
                                                      ----                ----
Assets
Noninterest-bearing deposit with subsidiary bank     $   2             $    36
Investments in subsidiary bank                      11,526              11,127
Other assets                                            19                  32
                                                    ------              ------
     Total assets                                  $11,547             $11,195
                                                   =======             =======

Liabilities and Shareholders' Equity
Shareholders' equity                               $11,547             $11,195
                                                   =======             =======

                                     Statements of Income

                                    Years Ended December 31,

                                                     (Dollars in thousands)

                                                  1998       1997       1996
                                                  ----       ----       ----
Income
Dividends from subsidiary bank                 $   576     $   445     $  726
Expenses
Legal and professional fees                         32          39         22
Organizational                                      11          11         11
Other                                               16          13         17
                                                  ----        ----       ----
          Total expenses                            59          63         50
                                                  ----        ----       ----

Income before income tax benefit and equity in undistributed
earnings of subsidiary                             517         382        676
Income tax benefit                                  20          21         17
                                                ------         ---        ---
Income before undistributed earnings of subsidiary 537         403        693
Equity in undistributed net income of subsidiary   464         499        (12)
                                                ------         ---       ----
Net income                                      $1,001        $902       $681
                                                ======        ====       ====

                                Statements of Cash Flows

                                Years ended December 31,

                                                      (Dollars in thousands)

                                                 1998         1997        1996
                                                 ----         ----        ----


Cash Flows From Operating Activities
Net income                                      $1,001        $902       $681
Adjustments to reconcile net income to net cash
     flows from operating activities:
     Equity in undistributed income of subsidiary (464)       (499)        12
          Change in other assets                    13         139         51
                                                ------        ----        ---
Net cash from operating activities                 550         542        744
                                                ------        ----        ---
Cash Flows From Financing Activities
Purchase of treasury stock                        (201)       (169)      (315)
Cash dividends paid                               (383)       (385)      (390)
                                                ------        ----       ----
Net cash used for financing activities            (584)       (554)      (705)
                                                 ------       ----       ----
Net increase (decrease) in cash and
 cash equivalents                                  (34)        (12)        39
Cash and cash equivalents
     Beginning of year                              36          48          9
                                                ------         ---        ---
     End of year                                $   2         $ 36       $ 48
                                                ======        ====       ====



                          ------------------ o o 0 o o ------------------

                             CORPORATE INFORMATION
================================================================================

Directors
Robert D. Hord, Chairman
 President Hord Livestock Co., Inc.
G.W. Holden, President & CEO
Terry Gernert, Secretary & Treasurer
 Attorney at Law
David Dostal,
 President Auck-Dostal Insurance Agency, Inc.
Jerry Harrer,
 Agri-Business, Spring Creek Farms
Charles W. Kimerline,
 President Bucyrus Road Materials, Inc.
James Pigman,
 President Pigman, Walter & Associates, PPL
John O. Spreng, Jr.
 Vice Prsident Long Acre Farms, Inc.
Joan C. Stemen,
 Retired


Executive Officer of FC Banc Corp
G.W. Holden        President & CEO

Executive Officers of Farmers Citizens Bank
G.W. Holden        President & CEO
Jeffrey Wise       Assistant Vice President
                   & CFO

Annual Meeting
Wednesday, March 24, 1999, at 1:30 p.m.
 Youth Building
 Crawford County Fairgrounds
 Whetstone Street
 Bucyrus, Ohio

A copy of FC Banc Corp's Annual Report on Form10-KSB as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

 Farmers Citizens Bank
 105 Washington Square
 Bucyrus, Ohio 44820
 Attn: G.W. Holden, President

General Counsel

  Kennedy, Purdy, Hoeffel & Gernert
  107 Washington Square
  Bucyrus, Ohio 44820-0181

Honorary Directors
Fred Christman
Richard O. Kime
William D. Foulk
John O. Spreng
James Stemen

There were 634,929 common shares of FC Banc Corp outstanding on January 31,
1999, held of record by approximately 544 shareholders. The following represents the high and low tranding prices and dividends declared during each respective quarter since December 31, 1995.

                                                   Dividends
1996                    HIGH            LOW        Declared
First quarter           22.00           20.25      0.00
Second quarter          22.00           22.00      0.00
Third quarter           22.00           22.00      0.00
Fourth quarter          22.00           22.00      0.60
1997
First quarter           22.00           22.00      0.00
Second quarter          22.00           22.00      0.00
Third quarter           22.00           22.00      0.00
Fourth quarter          22.00           22.00      0.60
1998
First quarter           22.00           22.00      0.00
Second quarter          22.00           27.00      0.30
Third quarter           27.00           27.00      0.00
Fourth quarter          27.00           27.00      0.30

Investor Information
Investors, analysts and other seeking financial information may contact:

  G.W. Holden, President & CEO
  FC Banc Corp
  105 Washington Square
  Bucyrus, Ohio  44820
  (419) 562-7040

Independent Auditors
  Robb, Dixon, Francis, Davis, Oneson & Co.
  1205 Weaver Drive
  Granville, Ohio 43023

Officers and Employees

G. W. Holden
President & Chief Executive Officer

Donald Denney
Vice President & Chief Lending Officer

Brad Murtiff
Vice President & Mortgage Division Manager

Robin Davis
Assistant Vice President & Administrative Manager

Jeffrey Wise
Assistant Vice Prsident & Chief Financial Officer

Kelly LaRue
Auditor & Compliance Officer

Becky Landis
Assistant Vice President & Cardington City President

Shawn Carpenter
Assistant Vice President & Commercial Loan Officer

Eric Bogan
Assistant Vice Prsident & Consumer Loan Officer

Susan Sutherland
Bank Officer & Loan Administration Manager

Kelly Rinehart
Bank Officer & Data Processing Manager

Nancy Kalb
Bank Office & Training Coordinator

Michelle Bacon
Consumer Loan Officer

Eric Anglin
Bank Officer & Bank Manager

Anne Spreng
Bank Officer & Bank Manager

Jennifer Ginery
Executive Secretary

Carrie Diebler
Accountant

Wilma Poorman
New Accounts Representative

Jennifer Massie
New Accounts Representative

Jennifer Eckert
New Accounts Representative

Carol Mosher
New Accounts Representative

Neeta Conant
Head Teller

Annette Lester
Head Teller

Amanda Rex
Head Teller

Teri Gray
Head Teller

Darla Hadsell
Accounting Clerk

Amy Cauvel
Assistant Data Processing Manager

Merri Jacobs
Loan Administrator

Molly Stump
Loan Documentation

Dawn Cooper
Assistant Operations Supervisor

Lisa Ward
Card Services Manager

Sharon Sanders
Account Services

Anita Stewart
Account Services

Vicki Allen
Mortgage Assistant (PT)

Beth Kahle
Teller (PT)

Virginia Hammontree
Teller (PT)

Kimberly McGowan
Centralized Data Input (PT)

Monica Carle
Teller

Cindy Knecht
Receptionist

Angela Yant
Teller

Kari DeGray
Teller

Darla Johnson
Teller

Aaron Pinion
Teller (PT)

Scott Langenderfer
Teller (PT)

Kelly Burris
Teller

Renee Thomas
Teller

Jeremy Crall
Teller (PT)

Darla Sprauge
Teller (PT)

Candida Doubikin
Teller (PT)

Banking Locations ------------------------------------------------------------

Main Office
105 Washington Square
Bucyrus, OH 44820

North Office
233 North Sandusky Ave.
Bucyrus, OH  44820

South Office
1605 Marion Road
Bucyrus, OH  44820

Cardington Office
103 East Main Street
Cardington, OH  43315

